Filed by Commercial Capital Bancorp, Inc.

pursuant to Rule 425  under the Securities Act of 1933

Subject Company: Calnet Business Bank, National Association

Commission File No.: 333-130184

Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Commercial Capital Bancorp, Inc. (“CCBI”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. CCBI undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This document may be deemed to be solicitation material with respect to the proposed acquisition of Calnet Business Bank, NA (“Calnet Bank”) and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC.  The registration statement contained a proxy statement/prospectus that was mailed on or about January 3, 2006 to the shareholders of Calnet Bank in connection with their vote on the merger. SHAREHOLDERS OF CALNET BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final proxy statement/prospectus was mailed to shareholders of Calnet Bank on or about January 3, 2006.  Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting: Investor Relations, Commercial Capital Bancorp, Inc., 8105 Irvine Center Drive, 15th Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI’s website at www.commercialcapital.com, or from Calnet Bank by contacting Kevin R. Watson, Chief Financial Officer, Calnet Business Bank, 1565 Exposition Blvd., Sacramento, CA 95815, telephone: 916-927-7000 or by visiting Calnet Bank’s website at www.Calnetbank.com.

Calnet Bank and its directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Calnet Bank’s directors and executive officers is set forth in its proxy statement, which is available by contacting Calnet Bank at the telephone number set forth above.

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The letter set forth below was mailed by Calnet Bank to its shareholders in connection with the special meeting of shareholders.

[CALNET LETTERHEAD]

OUR SPECIAL MEETING IS RAPIDLY APPROACHING AND

YOUR VOTE HAS NOT BEEN RECEIVED!

January 30, 2006

Dear Calnet Stockholder:

Our records indicate that we have not yet received your vote for our upcoming February 15 special meeting of Calnet stockholders.  Even if you plan to attend the meeting, we urge you to cast your vote using the enclosed proxy card.

As set forth in the proxy statement/prospectus you received, Calnet’s Board of Directors has unanimously recommended approval of the agreement and plan of merger among Commercial Capital Bancorp, Inc., Commercial Capital Bank, FSB and Calnet Business Bank, National Association.  After careful consideration, our Board of Directors believes that the merger is in the best interests of Calnet and its stockholders.  Now we ask for your vote “FOR” approval of the merger agreement.

NO MATTER HOW MANY SHARES YOU OWN, YOUR VOTE IS VERY IMPORTANT!

Your failure to vote will have the same effect as a vote against the merger, therefore we urge all stockholders to take a moment now, and vote using the enclosed proxy card.  Whether or not you plan to attend the meeting, we urge you to exercise your right to vote no matter how many shares you own.

CONVENIENT VOTING!

For your convenience, proxy cards may be submitted by mail in the enclosed postage paid return envelope, by email at proxy@mackenziepartners.com, or by fax at (212) 929-0308.  If you have any questions with regard to voting your shares or would like to request a new proxy card, you may contact our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).  We hope that we can count on your support for the proposed merger.

Sincerely,

/s/ Peter Raffetto

Peter Raffetto
President and Chief Executive Officer